EXHIBIT 12.1

Ryder System, Inc. and Subsidiaries
Ratio of Earnings to Fixed Charges
Continuing Operations
(Dollars in thousands)
For the three months ended March 31, 2017

EARNINGS:
Earnings before income taxes	$59,956
Fixed charges	45,715
Add: Amortization of capitalized interest	148
Less: Interest capitalized	—
Earnings available for fixed charges (A)	$105,819

FIXED CHARGES:
Interest and other financial charges	$34,886
Portion of rents representing interest expense	10,829
Total fixed charges (B)	$45,715

RATIO OF EARNINGS TO FIXED CHARGES (A) / (B)	2.31x